Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
RANDGOLD OVERCOMES OBSTACLES TO POST PROFIT INCREASE
London, 2 November 2011 - Despite torrential rains which flooded its flagship Loulo/Gounkoto complex in Mali during August, Randgold Resources (‘Randgold’) maintained gold production and on an adjusted basis significantly increased profit in Q3.
Comparisons with Q2 are skewed by the sale during that quarter of 31 646 ounces on hand at Tongon from the first quarter, when conditions in Côte d’Ivoire prevented their disposal. Excluding the sale of those ounces, profit for Q3 was up 29% at US$122.9 million. Production of 182 362 ounces was in line with Q2’s 184 711 ounces, as was total cash costs of US$135.1 million.
The Loulo/Gounkoto complex had to contend with a downpour of a once in a hundred years severity, which flooded the pits and made the haulage road between Gounkoto and the Loulo plant impassable. It nevertheless increased production by 9.3% to 87 070 ounces, thanks to an increased contribution from Gounkoto as it ramped up its output. The growing proportion of Gounkoto’s higher grade and lower cost ore in the plant feed mix also reduced total cash costs per ounce by US$21 to US$818. The complex’s profit from mining jumped by more than 50% to US$77.9 million.
The development rate of Loulo’s Yalea underground mine continued to improve. Development of the high-grade ‘purple patch’ has reached the limit line of the transverse zone and the advance to the next level is on schedule. There has been an extensive review of stoping methods and layout, and the revised design concepts, capital schedules and mining rates are currently being evaluated and optimised along with a series of trade-off studies. The Gara underground development remains on schedule and the orebody has already been exposed in preparation for the imminent start of the stoping production build-up.
At Gounkoto, the mine’s own fleet of purpose-built 50 tonne Volvo trucks arrived on site and was commissioned this quarter. Mining and hauling rates have already picked up and production volumes are planned to increase during Q4. Infrastructure development is continuing and the mine’s crusher is expected to be operational by the end of this year. The new mill for the Loulo processing plant has arrived on site and commissioning is scheduled to start in December this year.
Also in Mali, the joint-venture Morila retreatment operation is ahead of budgeted production and profit for the year on the back of higher gold prices and better than expected grades from the stockpiles being processed. Production of 60 955 ounces was slightly down on the previous quarter but ahead of plan, and total cash costs per ounce of US$795 was in line with Q2. Studies on the tailings retreatment and pit pushback projects are being finalised and the agribusiness initiative continues to make progress.
In Côte d’Ivoire, the Tongon mine was officially opened by President Alassane Ouattara last week. During the quarter, Tongon produced 70 910 ounces against 80 180 ounces in Q2 as a result of a drop in mill throughput related to the commissioning of the hard rock crushing circuit. Reflecting the lower production, total cash costs per ounce increased from US$477 in Q2 to US$637. Both phases of the secondary and tertiary crusher installations have now been completed.
At the Kibali project in the DRC, progress was in line with the schedule and final design and development plans are expected during this quarter with the approval of the mine development by the shareholders early in the new year and commissioning still scheduled to start in Q4 2013. In the meantime, the first of the 14 affected villages has been resettled at the Kokiza model town, where houses are now being built at the rate of 35 per week. Three Congolese contractors have been appointed as partners in the construction of these houses. The major long-lead items for the mine, including the winder, mills, turbines and openpit mining equipment have been ordered and the appointment of the key contractors is at the final adjudication stage.

On the exploration front, Q3 coincides with the rainy season in West Africa and, with fieldwork temporarily halted, is traditionally used for evaluation, analysis and planning.
Chief executive Mark Bristow says that despite the company’s big development and operational load, it was not diminishing its exploration effort, as exploration success remained the key to its organic growth strategy.
“The annual exploration review has highlighted significant potential for the new field season. The Loulo/Gounkoto region remains highly prospective for new discoveries, and we are also rolling out our exploration teams into the equally promising northern region of Côte d’Ivoire. At Kibali our fieldwork has identified a second style of mineralisation which opens up a whole new dimension of possibilities in our tenements there. We’ve also passed the 3 million ounce Massawa project in Senegal back to the exploration team with the brief of finding a further 2 million ounces of metallurgically simpler ore than the current deposit,” he said.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com

REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2011
KEY PERFORMANCE INDICATORS
•	Profit for the period, after Tongon adjustment, increased by 29% on previous quarter

•	Group production maintained despite weather challenges at Loulo and Gounkoto

•	Cash costs reduced and profit from mining increased by more than 50% at Loulo complex

•	Loulo underground improving performance trend continues

•	Ore haulage operation from Gounkoto to Loulo enhanced by arrival of fleet of 50t Volvo trucks

•	Hard rock crushing circuit commissioned at Tongon and mine officially opened by President of Côte d’Ivoire

•	All significant long lead items and permitting for Kibali in place; on track for Q4 2013 commissioning

•	Advanced grade control drilling commenced at Kibali

•	Annual review of greenfields exploration highlights significant potential for upcoming season
Randgold Resources Limited (‘Randgold’) had 91.6 million shares in issue at 30 September 2011
SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
US$000	2011	2011	2010	2011	2010

Gold sales*	309 610	321 655	116 304	817 775	342 818

Total cash costs*	135 147	137 450	73 642	373 987	205 637

Profit from mining activity*	174 463	184 205	42 662	443 788	137 181

Exploration and corporate expenditure	9 298	12 226	11 850	31 810	34 841

Profit for the period	122 865	128 420	28 155	297 229	88 418

Profit attributable to equity shareholders	106 779	113 308	23 574	261 583	76 699

Net cash generated from operations	124 540	205 103	47 328	414 492	107 027

Cash and cash equivalents	432 837	405 632	416 920	432 837	416 920

Gold on hand at period end#	8 748	6 710	9 060	8 748	9 060

Group production (oz) +	182 362	184 711	101 468	506 476	308 008

Group sales (oz) +	181 017	213 206	100 373	530 490	304 406

Group total cash costs per ounce*+ (US$)	747	645	734	705	676

Group cash operating costs per ounce*+ (US$)	666	579	668	634	611

Basic earnings per share (US$)	1.17	1.24	0.26	2.87	0.85

*	Refer to explanation of non-GAAP measures provided, including the changes in the basis of the measurement of costs per ounce.

+	Randgold consolidates 100% of Loulo, Gounkoto and Tongon and 40% of Morila.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
COMMENTS
Gold sales for the quarter decreased by 4% from Q2, when figures were inflated by the sale of 31 646 ounces on hand at Tongon, which could not be sold in Q1 because of instability in Côte d’Ivoire at that time. Gold sales for the current quarter therefore rose 13% compared to the adjusted sales in the previous quarter (US$47.7 million was adjusted based on sales of 31 646 ounces at the average price received at Tongon during Q2 of US$1 507/oz). The average gold price received for the quarter of US$1 710/oz was up 13% on the US$1 509/oz achieved in the previous quarter. The 166% increase in gold sales compared to the corresponding quarter in 2010 is due to a 48% rise in the average gold price received (Q3 2010: US$1 159/oz) as well as an 80% increase in attributable ounces sold.
Total cash costs of US$135.1 million were in line with the June 2011 quarter (Q2 2011: US$137.5 million), as were ounces produced of 182 362 ounces (Q2 2011: 184 711 ounces). Total cash costs and ounces produced increased significantly from the corresponding quarter last year, largely due to the start of mining at Tongon in the fourth quarter of 2010. However, total cash costs per ounce of US$747/oz rose by 16% from the June 2011 quarter, as a result of the 15% decrease in ounces sold due to the boost in Q2 sales by Tongon, as explained above. The sale of the extra ounces from Tongon, which were produced at a materially lower cost than the group’s other operating mines, had a significant benefit on the overall group costs per ounce in Q2.
Profit from mining decreased by 5% from the June 2011 quarter, however it was up 16% on the adjusted June 2011 quarter (adjusted for the Tongon’s sales) as a result of the higher average gold price received.
Exploration and corporate expenditure was down 24% from the previous quarter and 22% from the September 2010 quarter. This was mainly due to a saving in general corporate expenditure during the quarter.
Profit for the quarter was US$122.9 million, up 336% on the corresponding quarter in 2010 and down 4% on the previous quarter. Adjusted for the sale of previously held gold on hand at Tongon in Q2, profit for the quarter increased by 29% quarter on quarter.
Other income of US$3.3 million this quarter and other expenses of US$5.0 million in the previous quarter mainly relate to operational foreign exchange differences as a result of settling of invoices in currencies other than US Dollar, as well as the translation of balances denominated in currencies such as Rand, Canadian Dollar and Euro to the closing US Dollar rate, and reflect the sharp movements in these currencies during the quarter.
Income tax was up 14% on the prior quarter and by 355% compared to the corresponding quarter of 2010 as a result of increased production, sales and profits at both Loulo and Morila. Tongon benefits from a five year corporation tax holiday which expires at the end of 2015.
Gold sales for the nine months ended 30 September 2011 increased by 139% compared to the nine months ended 30 September 2010. This was due to a 47% increase in the average gold price received from US$1 052/oz for the nine months ended 30 September 2010 to US$1 542/oz for the nine months ended 30 September 2011, as well as a 74% increase in attributable ounces sold.
Profit from mining for the nine months ended 30 September 2011 increased by 224% compared to the prior year’s corresponding period, following the increase in gold sales and production across the group.
OPERATIONS
LOULO-GOUNKOTO COMPLEX
The combined Loulo and Gounkoto gold production for the third quarter was 87 070 ounces. Production this quarter increased by 9% (Q2 2011: 79 639 ounces) due to an increased contribution from Gounkoto as it ramped up production, notwithstanding the flooding experienced in August.
Plant tonnes treated at 864kt was down 9% on the previous quarter. This was due to downtime associated with the tie-in of the new tailings pipeline which was installed to overcome the pipe burst issues previously experienced. The lower throughput was offset by higher grades and recoveries from Gounkoto ore which is a higher grade than Gara and Yalea at this stage of the mine plan.
Erection work started this quarter for the installation of an additional mill at Loulo. The civil work is nearing completion and the mill is on site. The mill will be tied in to the existing circuit as a primary mill. Commissioning work will start at the end of the year and will continue into the first quarter of next year, building up to its increased design throughput by mid-2012.
In anticipation of increased Gounkoto production and the additional third mill, the power plant is being upgraded. The upgrade comprises the installation of four more 3.5MW medium speed gensets, two of which have already been commissioned to provide power for the mill expansion. A further two have now arrived on site to provide power for the next phase of the underground development.
Total cash costs per ounce was US$818/oz for the quarter, a reduction of US$21/oz on the previous quarter. This is despite an increase in the royalty (6% of net revenue paid to the State of Mali) of US$11/oz due to the higher gold price received. The drop in costs is due to the increasing proportion of higher grade, lower cost Gounkoto ore. The received gold price for the quarter was US$1 691/oz compared to US$1 508/oz in Q2. The higher gold price and production combined with lower costs resulted in a 52% rise in profit from mining for the quarter to US$77.9 million (Q2 2011: US$51.4 million).
During the quarter, one Lost Time Injury (LTI) was recorded at Loulo relating to a fractured finger. The LTIFR continues to improve and was 0.70 per million hours worked versus 0.73 for the previous quarter.

LOULO-GOUNKOTO COMPLEX RESULTS
	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
	2011	2011	2010	2011	2010

Mining
Tonnes mined (000)	9 612	9 024	9 217	26 133	30 172
Ore tonnes mined (000)	1 284	1 119	1 003	2 862	3 442

Milling
Tonnes processed (000)	864	951	824	2 706	2 329
Head grade milled (g/t)	3.5	3.0	3.1	3.0	3.4
Recovery (%)	89.0	86.2	94.8	87.7	93.1
Ounces produced	87 070	79 639	78 198	228 858	236 206
Ounces sold	88 481	76 706	77 865	232 873	233 366
Average price received+ (US$/oz)	1 698	1 508	1 137	1 539	1 109
Cash operating costs* (US$/oz)	721	752	669	777	620
Total cash costs* (US$/oz)	818	839	732	866	682
Gold on hand at period end# (US$000)	3 178	5 683	6 623	1 962	6 623

Profit from mining activity* (US$000)	77 859	51 355	31 562	156 742	99 663

Gold sales* (US$000)	150 242	115 710	88 540	358 390	258 917

+	Includes the effect of 15 664 ounces delivered at US$504/oz in the quarter ended 30 September 2010. There is no impact of hedge positions on the group during the current year as the group is now fully exposed to the spot gold price on all gold sales following the completion of the Loulo hedge programme in Q4 2010.

*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO STANDALONE RESULTS
	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
	2011	2011	2010	2011	2010

Mining
Tonnes mined (000)	3 468	4 609	9 217	13 196	30 172
Ore tonnes mined (000)	844	725	1 003	2 022	3 442

Milling
Tonnes processed (000)	602	871	824	2 364	2 329
Head grade milled (g/t)	2.9	2.7	3.1	2.7	3.4
Recovery (%)	88.6	86.0	94.8	87.5	93.1
Ounces produced	51 080	65 578	78 198	178 807	236 206
Ounces sold	52 491	62 645	77 864	182 822	233 366
Average price received+ (US$/oz)	1 715	1 507	1 137	1 514	1 109
Cash operating costs* (US$/oz)	848	858	669	863	620
Total cash costs* (US$/oz)	943	945	732	949	682
Gold on hand at period end# (US$000)	3 178	5 683	6 623	3 178	6 623

Profit from mining activity* (US$000)	40 533	35 237	31 562	103 298	99 663

Gold sales* (US$000)	90 019	94 426	88 540	276 883	258 917

Randgold owns 80% of Loulo with the State of Mali owning 20%. The State’s share is not a free carried interest. Randgold has funded the State portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

+	Includes the effect of 15 664 ounces delivered at US$504/oz in the quarter ended 30 September 2010. There is no impact of hedge positions on the group during the current year as the group is now fully exposed to the spot gold price on all gold sales following the completion of the Loulo hedge programme in the fourth quarter of 2010.

*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
Yalea underground mine
During this quarter, a total of 2 789 metres of development was completed (including 887 metres of Yalea pit decline) and 118 842 tonnes of ore at 3.72g/t was hauled to surface. The development project to date is 22 097 metres.
The table below shows the improving performance this year in development metres and total tonnes mined.

YALEA UNDERGROUND PERFORMANCE

				Total
	Development	Ore	Grade	tonnes
	metres	tonnes*	(g/t)*	mined

Q1 2011	1 869	91 588	4.0	196 007

Q2 2011	2 155	78 113	3.5	235 385

Q3 2011	2 789	118 842	3.7	288 764

Total 2011 YTD	6 813	288 543	3.7	720 156

*	Hoisted ore
The Yalea decline has now advanced to a distance of 2 362 metres from surface and a vertical depth of 369 metres. Overall development has again shown a steady improvement this quarter. An additional 634 metres were developed this quarter, representing a 29% improvement on Q2.
The ‘purple patch’ development of 188L has been completed to the limit line of the transverse zone, where the orebody width is greater than 15 metres. The second leg of the declines has exposed the 208L which is targeting the purple patch second level and is advancing according to plan.

Two primary stopes were developed on 113L North, to expose block 3 and block 5 in order to proceed stoping with pillars in the succession block. Stoping in these two blocks was carried out according to plan and 118 842 tonnes at 3.72g/t was mined.
The Yalea pit decline has now holed into the main Yalea South decline.
Technical design of the mine stoping method and layout have been reviewed and the revised design concept, capital schedules and mining rates are currently being re-evaluated and optimised along with a series of trade-off studies. Testing of the fill material and further detailed work on the paste backfill plant and fill reticulation is in progress and should be complete by the end of the year.
Gara underground mine development
During this quarter a total of 1 968 metres of development was completed. The table below shows the improving performance of the underground section this year.

GARA UNDERGROUND PERFORMANCE
				Total
	Development	Ore	Grade	tonnes
	metres	tonnes*	(g/t)*	mined

Q1 2011	1 196	—	—	119 665

Q2 2011	1 529	28 126	4.6	142 020

Q3 2011	1 968	47 885	4.7	184 012

Total 2011 YTD	4 694	76 011	4.7	445 697

*	Hoisted ore
The Gara declines have now been advanced to a distance of 1 391 metres from surface and a vertical depth of 212 metres. Q3 development showed an improvement of 439 metres against Q2, representing a 29% increase. Development remains on schedule and the orebody has been exposed on the 40L and 65L, preparing the ground for the start-up of the stoping production build-up planned for Q4.
A total of 47 885 tonnes of development ore at a grade of 4.68 per tonne was hoisted to surface. Minable reserves, three primary with three secondary stopes, 320 metres in strike length have been developed on 65L, with 40L nearing the northern limit of the ore.
The decline is moving steadily to expose 85L which will be the stoping ground for 2012. As with Yalea, the mine has undertaken a review of the technical design and is evaluating the options to optimise the development.
Gounkoto
Following the start of toll treating ore from Gounkoto through the Loulo plant in June, Gounkoto standalone produced 35 990 ounces of gold at a total cash cost of US$636/oz this quarter, compared to 14 061 ounces at US$367/oz in Q2. The main contributor to the rise in costs is the drop in grade from 6.3 g/t in Q2 to 4.6 g/t this quarter, more in line with the reserve grade. Production was lower than planned due to the abnormally high rainfall in August, a one in 100 year rainfall event. The flood that occurred on 22 August blocked the haul road, disrupting the trucking of ore and forcing the mine to use an alternative, longer road to supply fuel to the mine. Haulage operations between Gounkoto and Loulo were further hampered by limited contractor truck availability. The mine’s own fleet of 50 tonne Volvo trucks arrived on site and was commissioned at the end of the quarter. Mining and hauling rates have picked up and production volumes are planned to increase in the dry season in Q4 this year.
Negotiations for a separate mining permit and convention, including a period of exoneration from corporate income tax, are progressing with the State of Mali and the group results have been prepared on this basis.
Development of the infrastructure continued this quarter. The upgrade of the haul road with the final wearing course is in progress, as well as raising the level of the bridge where the flooding occurred, both scheduled for completion by the end of this year. Most of the mechanical and structural items for the permanent crushing plant have reached site. Civil works are in progress and erection of the steel structure has started. Construction is on track and the crusher is expected to be operational by the end of this year.

During the quarter, two LTIs were recorded against zero LTI for Q2. Regrettably, one was a fatality, a drowning caused by the abnormal rainfall described above, and the second case was a finger fracture of a mining contractor employee. The Lost Time Injury Frequency Rate (LTIFR) was 3.46 per million hours worked compared to 0.01 for the previous quarter. Remedial action has been taken by management to target zero LTIs for the rest of the year.

GOUNKOTO STANDALONE RESULTS
	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept
	2011	2011	2011	2010

Mining
Tonnes mined (000)	6 144	4 415	12 937	—
Ore tonnes mined (000)	440	394	840	—

Milling
Tonnes processed (000)	262	80	342	—
Head grade milled (g/t)	4.8	6.3	5.1	—
Recovery (%)	89.5	87.0	88.8	—
Ounces produced	35 990	14 061	50 051	—
Ounces sold	35 990	14 061	50 051	—
Average price received (US$/oz)	1 673	1 514	1 628	—
Cash operating costs* (US$/oz)	536	277	463	—
Total cash costs* (US$/oz)	636	367	561	—

Profit from mining activity* (US$000)	37 326	16 118	53 444	—

Gold sales* (US$000)	60 223	21 284	81 507	—

Randgold has created a new company, Gounkoto, to hold the Gounkoto mining permit and mining assets. Randgold is currently in negotiations with the State of Mali in respect of the fiscal regime that will be applicable to Gounkoto. The current results of the group have been prepared on the basis that Gounkoto will be eligible for a corporate tax holiday, with the State of Mali holding 20% of the share capital and Randgold holding the balance. Shareholders will be advised in due course when these negotiations are complete.
Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.
*    Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.
MORILA
Morila produced 60 955 ounces of gold, down slightly on the previous quarter (Q2 2011: 62 230 ounces) but slightly ahead of the mine’s plan. Profit from mining of US$55.3 million is up on the previous quarter’s US$44.5 million, mainly as a result of the higher average gold price received of US$1 701/oz, an increase of 12% on the previous quarter (Q2 2011: US$1 515/oz). Total cash costs per ounce of US$795/oz was in line with the previous quarter’s US$799/oz. No LTIs were recorded during this quarter, as in the previous quarter and the year to date. The mine OHSAS 18001 v 2007 internal safety audit No 1 was completed and no major non-conformity was found.
Rehabilitation activities on waste rock stockpiles are in progress. Six hectares were rehabilitated during the quarter, as planned.

MORILA RESULTS
	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
	2011	2011	2010	2011	2010

Mining
Tonnes mined (000)	—	—	—	16	—
Ore tonnes mined (000)	—	—	—	16	—

Milling
Tonnes processed (000)	1 130	1 141	1 108	3 415	4 303
Head grade milled (g/t)	1.8	1.9	1.8	1.8	1.9
Recovery (%)	91.8	90.5	90.4	90.6	90.4
Ounces produced	60 955	62 230	58 174	178 900	179 504
Ounces sold	60 955	62 230	56 269	178 900	177 599
Average price received (US$/oz)	1 701	1 515	1 233	1 540	907
Cash operating costs* (US$/oz)	692	708	666	700	582
Total cash costs* (US$/oz)	795	799	740	793	653

Profit from mining activity* (US$000)	55 260	44 525	27 748	133 785	93 800

Stockpile adjustment** (US$/oz)	263	293	296	280	251

Attributable (40% proportionately consolidated)

Gold sales (US$000)	41 484	37 703	27 763	110 237	83 902

Ounces produced	24 382	24 892	23 270	71 560	71 802

Ounces sold	24 382	24 892	22 507	71 560	71 040

Profit from mining activity* (US$000)	22 104	17 810	11 099	53 514	37 520

*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.

**	The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. Total cash costs per ounce includes non-cash stockpile adjustments.
During the quarter worked continued on the tailings storage facility material retreatment project. The project scoping was revised to integrate the potential pit push-back option and a detailed schedule and financial model will be completed next quarter, once the push-back design is complete. A decision on these projects is expected by the end of the year.
TONGON
During the quarter, Tongon produced 70 910 ounces compared to 80 180 ounces in the previous quarter. The drop in production reflects a decrease in mill throughput, partly associated with the commissioning of the hard rock crushing circuit during the rainy season. A total of 2 933kt was mined, inclusive of 607kt of ore. Milled throughput tonnes were 755kt at a grade of 3.2g/t and a gold recovery of 90.9%.
Mining and mill throughput was hampered by the challenges associated with mining in wet and poor underfoot conditions and with crushing and conveying a blend of transitional wet saprolite and sulphide rock ore. Ore tonnes mined and ore tonnes treated decreased by 35% and 16% respectively on the Q2 figures. The flotation and fine-grind processing circuits were put into operation as the proportion of sulphide ore in the mill feed rose in the latter half of the quarter. Both phases of the secondary and tertiary crusher installations have been completed, with only minor mechanical and process optimisation items to be completed on the second crushing circuit.
The drop in gold sold for the quarter of 68 154 ounces (Q2 2011: 111 608 ounces) reflects the inclusion last quarter of previously unsold gold due to the conflict in the country earlier in the year. All operations have now returned to normal. Total cash costs per ounce increased to US$637/oz (Q2 2011: US$477/oz) partially reflecting the lower production mentioned above. Poor performance by the mining contractor also pushed up unit costs per tonne mined by 24%. Work on the connection to the national electricity grid continued. Test runs have taken place and final connection is expected by the end of November. Power costs are expected to reduce significantly once the connection has been completed.

No environmental incidents and no LTIs occurred this quarter, in line with the previous quarter. Extensive environmental aspect identification and risk-based assessments were conducted towards the mine’s goal to achieve its ISO 14001 environmental and OHSAS 18001 safety accreditation.
All mine and contractor personnel required to operate the mine have been recruited. The mine is currently negotiating a Mine Level Agreement (MLA) with the recognised union on site.
The mine was officially opened on 24 October by the Côte d’Ivoire President, His Excellency Alassane Ouattara.

TONGON RESULTS
	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
	2011	2011	2010	2011	2010

Mining
Tonnes mined (000)	2 933	5 034	2 460	12 676	4 377
Ore tonnes mined (000)	607	927	283	2 480	483

Milling
Tonnes processed (000)	755	901	—	2 358	—
Head grade milled (g/t)	3.2	2.9	—	2.9	—
Recovery (%)	90.9	94.1	—	92.3	—
Ounces produced	70 910	80 180	—	206 058	—
Ounces sold	68 154	111 608	—	226 057	—
Average price received (US$/oz)	1 730	1 507	—	1 545	—
Cash operating costs* (US$/oz)	585	431	—	465	—
Total cash costs* (US$/oz)	637	477	—	511	—

Gold on hand at period end# (US$000)	5 570	1 027	—	5 570	—
Gold sales (US$000)	117 884	168 242	—	349 148	—

Profit from mining activity* (US$000)	74 500	115 040	—	233 532	—

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold has funded all the investments in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid.
Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.
*    Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.
#     Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
PROJECTS AND EVALUATION
KIBALI PROJECT
Progress on the Kibali project was in line with the project development schedule. The Relocation Action Plan (RAP) continued with 250 families from the Chauffeur village, the first of 14 villages, being resettled. Houses are now being built at a rate of 35 houses per week and construction of the Catholic Church complex has commenced. The first primary and secondary schools became operational at the beginning of September to coincide with the start of the new school year.
The appointment of three Congolese contractors as partners in the construction of the RAP houses is expected to enhance the building capacity significantly in Q4. Development of the construction camp was also initiated by a local contractor in the third quarter.
The detailed mining design progressed and open pit mining tenders are in adjudication. All major long lead items, including the winder, mills, turbines and open pit mining equipment have been secured. Grade control drilling in the KCD pit has started and the opening of the pit is planned for the end of Q1 2012.

The earth moving and civil engineering contract packages have been put out to tender and a short list of contractors has been identified. Final adjudication is in progress and is scheduled to be awarded in Q4 2011.
During the quarter, DRA finalised the detailed design of the metallurgical process facility, all shared service facilities, the TSF and general mine infrastructure. The current design and engineering contract with DRA is expected to be negotiated and converted to a suitable building and commissioning contract of the metallurgical facility, shared infrastructure and hydrofacilities.
A number of review meetings took place internally and between the partners. These meetings were aimed at ensuring consensus between the partners in all technical and economic aspects. Final reviews between the partners are scheduled for Q4 to facilitate design and construction sign-off in the first quarter of 2012.
EXPLORATION ACTIVITIES
Q3 coincides with the annual wet season in West Africa and it is a time when field activities cease. Consequently, the emphasis of exploration work is on the receipt of results, their integration and interpretation, together with planning of future programmes and budgets.
MALI
Gounkoto
At Gounkoto, an updated geological model, based on the results of the deep drilling beneath the Gounkoto pit shell, has been completed and will allow a new resource estimate to be calculated leading to an updated scoping study where an open pit underground interface will be determined. Drilling confirmed the existence of a high grade lode at depth in the Jog Zone and the potential for two million ounces at 5.3g/t.
One objective has been to identify additional potential beneath the existing block model. The structural complexity, due to folding and faulting in the area, may mean that faulted blocks of mineralisation are present at depth beneath the deposit. The programme highlighted the potential at depth to the north of Gounkoto where wide low grade intersections such as GKDH292 — 86.10 metres at 1.12g/t from 704 metres and GKDH298 — 47.5 metres at 1.46g/t from 429 metres confirm that the system is still open. This potential will be further tested in Q4 this year.
Faraba
The rigs returned to Faraba for the first time in several years and four holes were drilled to infill gaps within the block model and to twin old RC holes to provide additional statistical data for resource estimation purposes. Results from this work returned a close correlation with the results from previous RC drilling and infill holes confirmed the continuity of the mineralisation within the US$1 200 pit shell where an inferred resource of 540 000 ounces at 2.62g/t has been estimated. Two holes returned a newly identified broad zone of footwall mineralisation FADH 177 - 91 metres at 1.53g/t from 232 metres and FATWDH04 — 39.5 metres at 1.3g/t from 187.8 metres. This represents an additional opportunity at Faraba for further targeting.
Gounkoto region
Ongoing work in the Gounkoto region returned good drill intersections at Toronto South, further defining a deep zone of mineralisation with a strike continuity, so far, of 430 metres: FRDH012 - 16 metres at 2.41g/t from 211 metres and FRDH018 — 24 metres at 2.17g/t from 219 metres and 19.6 metres at 3.36g/t from 264.1 metres.
The system remains open along strike and at depth and programmes are currently being designed to further scope out this target. To the north of Gounkoto, hole FRDH020 returned 3.5 metres at 5.57g/t from 133.5 metres associated with massive pyrite and tourmalinised greywacke.
Loulo
At Loulo, extensive modelling of the structures drilled out during Q2 produced new wireframes for the Yalea structure, Baboto, Loulo 3, P125-L3 and PQ10S. These models are all contributing to the longer term pipeline of mineable resources around the Loulo plant including a heap leach opportunity for low grade ore. During Q4, a number of these targets will be drilled out to allow their conversion into measured and indicated resources.
This work has already produced results with the remaining in pit inferred resource (US$1 000/oz) at Loulo 3 being estimated at 191 794 ounces at 3.90g/t. This is being incorporated into a trade off study with Yalea South where the remaining open pit indicated mineral resource (US$1 000/oz) is 127 596 ounces at 5.12g/t. An additional potential of 1.07 million ounces at 3.95g/t exists beneath the pit. At P125-L3, infill drilling at 25 metres confirmed the potential for 43 364 ounces at 2.93g/t within a larger inferred resource of 116 207 ounces at 2.72g/t. At Baboto, a geological estimate of all three zones of mineralisation (north, centre and south) returned a global resource potential of 464 000 ounces at 2.32g/t. In the southern zone there is a higher grade zone, down to 50 metres vertical depth which returns 147 000 ounces at 3.01g/t.
Loulo Underground
Underground drilling at Loulo targeted the low-grade patch to the south of the Yalea North plunge and infill drilling within the ‘purple patch’. This drilling indicated the continuity of the high grade plunge albeit at slightly narrower widths but increased grade (4.96 metres at 6.45g/t compared to 12 metres at 3.42g/t in the model). In the ‘purple patch’ results confirmed the good widths and grades in the block model with an average weighted intersection of 18.7 metres at 9.12g/t. At Gara, drilling of the fold nose confirmed the widths in the block model but at a slightly lower average grade of 3.65g/t compared to 4.8g/t.
Bambadji
A new GIS prospectivity analysis incorporating new field mapping, soil geochemical grids and geophysical data has identified new targets which have been prioritised for follow-up work as the new field season commences. The emphasis is on testing the main north-south structure which hosts both Yalea and Gounkoto deposits but on the Bambadji permit is covered by transported gravels from the Falémé River system.
Mali South
Exploration work this quarter has focused on receiving and interpreting results from the regional soil survey (1 kilometre by 200 metres) across the Nimisilla JV groundholding and the Dinfola permit, in the Bougouni area in Mali South. The area features the intersection of a NE belt parallel structure and a NW transfer fault. Geologically the area is underlain by biotite rich sediments which are often shallow dipping with numerous small stocks and bosses of granodiorite. The results identify seven regional anomalies with gold values above 20ppb. Multi-element data is pending and this will be integrated with the gold results to prioritise areas for follow-up geochemistry.
SENEGAL
The wet season review period in Senegal concentrated on the identification of new targets and phase 1 RAB drill programmes for commencement in Q4 to deliver non refractory ounces to the Massawa project. Priority has been given to targets along the Main Transcurrent Shear Zone (MTZ) (Samina, Kaya-Kaldou, Saraba, Kawsara South, Rheina, Nouma and Missira) where increased fluid flow, more intense alteration and higher gold grades are observed.
CÔTE D’IVOIRE
The third quarter of 2011 saw progress made on the Diaouala and Nielle permits. Mapping and soil sampling has continued to increase our understanding of the regional prospectivity of the Diaouala permit with a number of gold in soil anomalies extending over several kilometres. These are coincident with major structures that also host mineralisation discovered by Gryphon Minerals on adjacent permits in Burkina Faso, including their recently identified Stinger deposit.
On Nielle, we have progressed the near-mine targets with RC drilling on Tongon West, Seydou, Jubula and Sekala which returned combined geological estimates of 460 000 ounces at 1.3g/t. We have also continued our greenfields programmes beyond the 15 kilometre radius, with soil and mapping programmes in the Nafoun-Koulivogo region in the south of the permit and trenching at Katosol in the north.
Phase 1 diamond drilling to test the potential below the southern zone pit has been completed but results limit the potential with the system dying out at depth. No further drilling is planned at this stage.

DEMOCRATIC REPUBLIC OF CONGO
Kibali
A strategic decision was made to restructure the exploration department to form dedicated brownfields and greenfields exploration teams to ensure that, as well as completing the feasibility work and testing extensions to known deposits, we are also testing the prospectivity of the greater permit area and evaluating targets at the base of the resource triangle, creating the opportunity for the discovery of new world class gold deposits in the region.
The establishment of the greenfields team has paid instant dividends with a major leap in our geological understanding of the region. The known deposits of the Kibali project are hosted along a reactivated thrust plane which creates plunging lodes of mineralisation as exemplified by the KCD deposit. The identification of a major NE trending sub-vertical shear zone, from the interpretation of geophysical data and supported by field mapping, has provided a new exploration opportunity. The structure locates in the western part of the Kibali permit and transgresses the area for more than 30 kilometres causing offsets to the main lithological units, as well as acting as a conduit for intrusives and gold bearing fluids due to the coincident gold in soil anomaly. Two prioritised targets, Zambula in the south and Kalimva in the north, have been the focus of work this quarter.
Zambula lies approximately 15 kilometres to the southwest of the KCD deposit, where soil results return one of the strongest geochemical anomalies on the target which is underlain by a package of volcanosediments and ironstones located along the western contact of the Watsa dome igneous complex. Along the strike of the anomaly a banded to massive chert unit outcrops and is characterised by alternating 1 to 5 centimetre bands of oxidised sulphide and silica-rich layers, locally interlayered with thin magnetite bands.
As well as field mapping, lithosampling along three kilometres of the 5.5 kilometre soil anomaly has returned values ranging from 0.5g/t to 4.98g/t associated with ironstone and chert and grab samples from old pits and trenches returning a highest value of 8.5g/t. Old auger drill data completed by Barrick also confirms a bedrock source to the anomaly with values above 1g/t.
Data integration and interpretation is being completed with the aim of completing phase 1 reconnaissance drilling in Q4.
Kalimva and Ikamva were old colonial open pits and Sokimo drill data returned narrow high grade intersections from the main zone: K300 — 3 metres at 22.0g/t from 38.63 metres, K301 — 4.39 metres at 12.5g/t from 45.99 metres, S12 — 1.5 metres at 8.6g/t and S15 — 15.0 metres at 3.40g/t. Soil sampling results at Kalimva highlight gold peaking up to 2562ppb. A plus 100ppb soil contour delineates a NNE trend with plus 2 kilometre cumulative strike length over 250 metres average width. Kalimva lithosamples returned assay results up to 13.6g/t and 39% of the 40 samples taken returned an average grade of 2.9g/t. Reconnaissance work at the old Okimo workings at Ikamva, one kilometre to the northwest of Kalimva, returned lithosamples of up to 1.31g/t.
Brownfields work continued with infrastructural drilling for mine development as well as phase 1 reconnaissance drilling to test the potential down plunge continuity of mineralisation at Pakaka, Agbarabo, Gorumbwa and Kombokolo. At Pakaka, the first drill hole PDD145, a step out of 450 metres from previous drilling, confirmed continuity of the mineralised system returning 29 metres at 3.19g/t from 394 metres. At Agbarabo, hole ADD010, a step out of 250 metres, returned 13 metres at 1.3g/t from 354 metres and 6 metres at 1.45g/t from 435 metres. At Gorumbwa and Kombokolo, while the geology was confirmed per the model, no mineralisation was intersected in the borehole due to the pinch and swell morphology of the mineralisation at the point of intersection.
Future work programmes
Our key strategic objectives for the next year are:
1.	Sabodala Belt Senegal: Decision on Massawa development with completion of feasibility study and the exploration of satellite targets to deliver two million ounces of non-refractory ore.

2.	Senegal-Mali shear zone (SMS): Completion of Gounkoto underground prefeasibility study and the identification of additional satellite deposits around both Gounkoto and the Loulo plant.

3.	Northern Côte d’Ivoire and southwest Burkina Faso (Boundiali belt, Senoufo-Loumana belt): Exploration within the Nielle permit leading to the identification of satellite deposits and at least three advanced targets. Acquisition of a permit portfolio in southwest Burkina Faso.

4.	Kibali: Demonstrate the exploration potential at Kibali and identify the potential for one new world class, plus three million ounce deposit.

5.	Develop at least one new exploration opportunity within the African continent.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
US$000	2011	2011	2010	2011	2010

REVENUES
Gold sales on spot	308 822	321 161	123 830	815 612	357 487
Loss on hedging contracts	—	—	(7 995)	—	(16 573)
Total revenues	308 822	321 161	115 835	815 612	340 914

Other income	3 302	—	8 231	5 483	17 836

Total income	312 124	321 161	124 066	821 095	358 750

COST AND EXPENSES

Mine production costs	101 719	92 282	58 395	270 099	173 643
Movement in production inventory and ore stockpiles	(382)	12 584	3 540	14 481	(3 311)

Depreciation and amortisation	30 435	23 032	9 350	74 836	25 611

Other mining and processing costs	16 101	18 962	3 893	48 481	12 293

Mining and processing costs	147 873	146 860	75 178	407 897	208 236

Transport and refining costs	546	273	388	1 306	1 157

Royalties	14 611	14 028	6 569	37 783	19 584

Exploration and corporate expenditure	9 298	12 226	11 850	31 810	34 841

Other expenses	—	5 035	—	5 034	6 596

Total costs	172 328	178 422	93 985	483 830	270 414

Finance income	(587)	(65)	2 516	620	1 823

Finance costs	(359)	(192)	(931)	(2 026)	(3 577)

Provision for financial assets	—	—	—	—	12 980

Finance income/(costs) — net	(946)	(257)	1 585	(1 406)	11 226

Profit before income tax	138 850	142 482	31 666	335 859	99 562

Income tax expense	(15 985)	(14 062)	(3 511)	(38 630)	(11 144)

Profit for the period	122 865	128 420	28 155	297 229	88 418

Other comprehensive income

Cash flow hedges	—	—	2 524	—	10 023

(Loss)/gain on available-for-sale financial assets	(3 332)	(2 434)	3 766	(8 372)	5 270

Other comprehensive income	(3 332)	(2 434)	6 290	(8 372)	15 293

Total comprehensive income	119 533	125 986	34 445	288 857	103 711

Profit attributable to:
Owners of the parent	106 779	113 308	23 574	261 583	76 699
Non-controlling interests	16 086	15 112	4 581	35 646	11 719

	122 865	128 420	28 155	297 229	88 418

Total comprehensive income attributable to:
Owners of the parent	103 447	110 874	29 864	253 211	91 992
Non-controlling interests	16 086	15 112	4 581	35 646	11 719

	119 533	125 986	34 445	288 857	103 711

Basic earnings per share (US$)	1.17	1.24	0.26	2.87	0.85

Diluted earnings per share (US$)	1.15	1.22	0.26	2.82	0.84

Average shares in issue (000)	91 444	91 130	90 837	91 222	90 511

These results are presented as the third quarter report and announcement of the results for this third quarter ended 30 September 2011. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2010 and which will form the basis of the 2011 annual report. This announcement has been prepared in compliance with IAS 34 — Interim Financial Reporting.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At	At	At
	30 Sept	31 Dec	30 Sept
US$000	2011	2010	2010

Assets
Non-current assets
Property, plant and equipment	1 174 405	901 959	830 023

Cost	1 404 729	1 057 447	982 995
Accumulated depreciation and amortisations	(230 324)	(155 488)	(152 972)

Deferred tax	379	379	—
Long term ore stockpiles	4 298	9 123	24 234
Receivables	2 828	1 341	5 727
Mineral properties	406 000	406 000	405 368

Total non-current assets	1 587 910	1 318 802	1 265 352

Current assets
Inventories and ore stockpiles	207 390	195 523	127 249
Receivables	124 293	97 738	138 613
Cash and cash equivalents	432 837	366 415	416 920
Available-for-sale financial assets	8 376	15 862	20 367

Total current assets	772 896	675 538	703 149

Total assets	2 360 806	1 994 340	1 968 501

Equity attributable to owners of the parent	2 059 782	1 792 041	1 759 182
Non-controlling interests	89 551	53 905	48 494

Total equity	2 149 333	1 845 946	1 807 676

Non-current liabilities
Loans from minority shareholders	2 792	2 718	3 281
Deferred tax	12 874	12 611	5 151
Provision for rehabilitation	29 795	29 564	17 173

Total non-current liabilities	45 461	44 893	25 605

Current liabilities
Financial liabilities — forward gold sales	—	—	6 849
Trade and other payables	145 750	95 255	122 642
Current tax payable	20 262	8 012	5 213
Borrowings	—	234	516

Total current liabilities	166 012	103 501	135 220

Total equity and liabilities	2 360 806	1 994 340	1 968 501

Property, plant and equipment at cost increased by US$347.3 million for the nine months ended 30 September 2011. This can be attributed to continued capital expenditure across the group’s projects and operations. Capital expenditure of US$95.1 million was spent at the Tongon mine on the secondary and tertiary crushers and conveyors, as well as on power supply and the general completion of the camp and project. Capital expenditure of US$98.6 million at Loulo related primarily to the decline developments at the Gara and Yalea underground mines and the power plant expansion, while US$73.2 million was incurred on capital expenditure at Gounkoto in respect of site establishment, crushing facilities and road development. Capital expenditure at Kibali amounted to US$61.1 million (attributable) and related primarily to RAP construction, hydropower supply, external roads and infrastructure, as well as camp construction.
The decrease in long term ore stockpiles from US$9.1 million to US$4.3 million is due to the depletion of ore at Morila as the mine progresses towards the end of its life, currently expected to be 2013.
The US$11.9 million increase in inventories and ore stockpiles is a result of Gounkoto commencing production during Q2, as well as an increase in supplies and insurance spares at Tongon due to increased production.

The increase in current receivables of US$26.6 million is mainly due to an increase in sales and the gold debtor balance at both Tongon and Loulo as a result of the timing of gold shipments at quarter end.
The increase in cash of US$66.4 million reflects the significant cash generated by operations during the period, recognising the commencement of the Tongon and Gounkoto operations as well as the increase in the average gold price received, and partially offset by the capital expenditure on the group’s growth projects as detailed above.
The decrease in the available-for-sale financial assets of US$7.5 million reflects the decrease in the share price of investments held.
The increase in accounts payable and accrued liabilities of US$50.5 million for the nine months ended 30 September 2011 mainly reflects the effect of additional contractors and accruals at Tongon and Gounkoto, as well as the timing of payments to creditors.
Provisional tax payments in Mali are made in March, July and November for corporation tax and the current tax payable balance at 30 September 2011 is thus higher than the balance at 31 December 2010, and also reflects the higher tax charges following the increase in profitability of the Mali operations.
CONSOLIDATED CASH FLOW STATEMENT

	9 months	9 months
	ended	ended
	30 Sept	30 Sept
US$000	2011	2010

Profit after tax	297 229	88 418
Income tax expense	38 630	11 144

Profit before income tax	335 859	99 562
Adjustment for non-cash items	90 398	1 220
Effects of change in operating working capital items	(3 100)	24 817

Receivables	(28 928)	(16 583)
Inventories and ore stockpiles	(7 042)	(8 192)
Trade and other payable	32 870	49 592

Income tax paid	(8 665)	(18 572)

Net cash generated from operating activities	414 492	107 027

Additions to property, plant and equipment	(345 482)	(348 415)
Sale of shares in Volta Resources	—	(1 204)
Acquisition of shares in Volta Resources	—	15 528
Proceeds from return of ARS Funds	—	42 000

Net cash used by investing activities	(345 482)	(292 091)

Proceeds from issue of ordinary shares	15 633	28 079
Decrease in long term loans	—	(430)
Dividends paid to company’s shareholders	(18 221)	(15 346)

Net cash (used by)/generated from financing activities	(2 588)	12 303

Net increase/(decrease) in cash and cash equivalents	66 422	(172 761)
Cash and cash equivalents at beginning of period	366 415	589 681

Cash and cash equivalents at end of period	432 837	416 920

NON-GAAP MEASURES
Randgold Resources has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces sold for the periods presented.
Randgold calculated total cash costs per ounce by dividing total cash costs, as defined above, by ounces produced, as permitted under the guidance, until the fourth quarter of 2010. Randgold calculated cash operating costs per ounce by dividing cash operating costs, as defined above, by ounces produced, until the fourth quarter of 2010.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
US$000	2011	2011	2010	2011	2010

Gold sales on spot	308 822	321 161	123 830	815 612	357 487
Loss on hedging contracts	—	—	(7 995)	—	(16 573)
Elimination of intercompany sales	788	494	469	2 163	1 904

Gold sales	309 610	321 655	116 304	817 775	342 818

Mine production costs	101 719	92 282	58 395	270 099	173 643
Movement in production inventory and ore stockpiles	(382)	12 584	3 540	14 481	(3 311)
Transport and refinery costs	546	273	388	1 306	1 157
Royalties	14 611	14 028	6 569	37 783	19 584
Other mining and processing costs	16 101	18 962	3 893	48 481	12 293
Elimination of intercompany sales	2 552	(679)	857	1 837	2 271

Total cash costs	135 147	137 450	73 642	373 987	205 637

Profit from mining activity	174 463	184 205	42 662	443 788	137 181

Ounces produced	182 362	184 711	101 468	506 476	308 008

Total cash cost per ounce produced*	741	744	726	738	668

Cash operating cost per ounce produced*	661	668	661	664	604

Ounces sold	181 017	213 206	100 373	530 490	304 406

Total cash cost per ounce sold*	747	645	734	705	676

Cash operating cost per ounce sold*	666	579	668	634	611

Gold on hand at period end*	8 748	6 710	9 060	8 748	9 060

*	Refer to explanation of Non-GAAP measures provided, including the changes in the basis of the measurement of costs per ounce.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Total equity	Non-
	Number of	Share	Share	Other	Retained	attributable	controlling	Total
	ordinary	capital	premium	reserves*	earnings	to owners	interests	equity
	Shares	US$000	US$000	US$000	US$000	of parent	US$000	US$000

Balance — 31 Dec 2009	90 100 795	4 506	1 317 771	18 793	305 415	1 646 485	36 775	1 683 260

Movement on available-for-sale financial assets

Transfer to statement of comprehensive income	—	—	—	(9 578)	—	(9 578)	—	(9 578)

Fair value movement on available-for-sale financial assets	—	—	—	14 848	—	14 848	—	14 848

Movement on cash flow hedges-

Transfer to statement of comprehensive income	—	—	—	15 667	—	15 667	—	15 667

Fair value movement on financial instruments	—	—	—	(5 644)	—	(5 644)	—	(5 644)

Other comprehensive income	—	—	—	15 293	—	15 293	—	15 293

Net profit for the period	—	—	—	—	76 999	76 699	11 719	88 418

Total comprehensive income for the period	—	—	—	15 293	76 699	91 992	11 719	103 711

Share-based payments	—	—	—	7 972	—	7 972	—	7 972

Share options exercised	868 903	43	28 036	—	—	28 079	—	28 079

Exercise of options previously expensed under IFRS 2	—	—	13 219	(13 219)	—	—	—	—

Shares vested#	7 972	—	433	(433)	—	—	—	—

Dividend relating to 2009	—	—	—	—	(15 346)	(15 346)	—	(15 346)

Balance — 30 Sept 2010	90 977 670	4 549	1 359 459	28 406	366 768	1 759 182	48 494	1 807 676

Balance — 31 Dec 2010	91 082 170	4 555	1 362 320	31 596	393 570	1 792 041	53 905	1 845 946

Fair value movement on available-for-sale financial assets	—	—	—	(8 372)	—	(8 372)	—	(8 372)

Other comprehensive income/(expense)	—	—	—	(8 372)	—	(8 372)	—	(8 372)

Net profit for the period	—	—	—	—	261 583	261 583	35 646	297 229

Total comprehensive income for the period	—	—	—	(8 372)	261 583	253 211	35 646	288 857

Share-based payments	—	—	—	17 134	—	17 134	—	17 134

Share options exercised	460 600	27	15 606	—	—	15 633	—	15 633

Exercise of options previously expensed under IFRS 2	—	—	4 336	(4 336)	—	—	—	—

Shares vested#	6 400	—	448	(448)	—	—	—	—

Dividend relating to 2010	—	—	—	—	(18 221)	(18 221)	—	(18 221)

Lapsed options originally issued on acquisition of Moto	—	—	—	(16)	—	(16)	—	(16)

Balance — 30 Sept 2011	91 549 170	4 582	1 382 710	35 558	636 932	2 059 782	89 551	2 149 333

#	Restricted shares were issued as remuneration to executive directors, non-executive directors and senior management. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges, as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
GENERAL
The company has again made great progress on all its organic growth projects, and is moving forward on the build-up of the underground mining operation at Loulo. At Tongon, the hard rock crushing circuit has now been commissioned and the connection to the electricity grid is expected before year end. Fourth quarter production is forecast to be significantly higher than the third quarter, and as such the group remains committed to its previous production guidance of 740 000 to 760 000 ounces on a consolidated basis.
As is customary, the company will finalise its 2012 budget during the fourth quarter and its guidance for 2012 will be given with the year end results.
The directors confirm to the best of their knowledge that:
a) These third quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b) The interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board D M Bristow Chief Executive 2 November 2011	G P Shuttleworth Financial Director

RANDGOLD RESOURCES NEWS UPDATES
TONGON GOLD MINE PROFITABLE FROM Q1: RANDGOLD’S WINNING FORMULA
Like all the other mines Randgold has discovered and developed, Tongon was profitable from its first quarter of operation. This is attributable to the continuum created by the effective integration of the exploration, evaluation, development and operational teams, as well as to the company’s distinctive approach to capital projects.
Technical and capital executive John Steele says that while each project starts with a clean slate and the aim of making the plant design fit for its particular purpose, there is a common thread that runs from Morila to Tongon and that is derived from a vast store of in-house expertise and proven design concepts.
“The key to profitable production in the same quarter as the first turning of the mill is the combination of a soft start and advanced commissioning to minimise peak funding,” explains Steele.
“By ‘soft start’ I mean that early oxide treatment represents low-cost production and simple processing, allowing the operation to stabilise quickly and produce gold fast. At the same time, capital is phased to push out expenditures which can be funded by the operation. Construction and commissioning are integrated and production starts as soon as the circuits are capable of taking ore, as opposed to when the very last construction issue has been sorted out.”
Head of metallurgy Paul Gillot says the experience gained over 15 years means that fully trained teams can be established at an early stage. “We maximise their expertise by overlapping the teams. The operational team is brought in at the start of the construction process, for example, and the development team continues to work with the operators well past the commissioning stage to ensure that the plant continues to deliver per design. Throughout the process the focus is on delivering a profitable business, not just a project.”
The transition from oxides to sulphides at Tongon has not been without its challenges, but the experience of the team enabled them to overcome these and meet their production targets, says Gillot. Engineering flexibility is a cornerstone of the Randgold design philosophy, enabling it to adapt to feed changes quickly.
Chief executive Mark Bristow notes that looking back over the past three years, there was some market concern that Randgold was biting off more than it could chew with its multiple capital projects.
“We delivered on our promises, however, and we’re a very different company now, not just in size but also in terms of a much lower development risk,” he says.
“Tongon was obviously an outstanding success story but our focus has already shifted to the future. Over the next few months we want to complete the Gounkoto crusher as well as the expansion of the Loulo plant. Then we’ll move on to Kibali full time. Kibali is obviously a very big project, but when you break it down into its components, we’ve done it all before. Its orebody is also very similar to Tongon’s so the processing will be relatively simple. On top of that, it offers us a very exciting low-cost power opportunity, with the four hydropower stations that form part of the project expected to provide some 80% of Kibali’s total energy requirements. When you build a mine in a remote area, power is a major issue, but as we’ve grown, we’ve become less dependent on diesel-generated electricity. Tongon, for example, is being plugged into the Côte d’Ivoire’s national power grid.”
ANNUAL EXPLORATION REVIEW GENERATES SIGNIFICANT POTENTIAL FOR FURTHER DISCOVERIES
After spending the past two years focused on evaluating and delivering Tongon, Gounkoto and the enhanced Kibali orebody model, the Randgold exploration team has now returned to its core function of value creation through discovery. Its traditional Q3 review — coinciding with the cessation of field activities during the West African rainy season — has highlighted a range of prospects which may well yield its next world-class discovery.
Notwithstanding the effort required to build a complete understanding of the Tongon, Gounkoto and Kibali ore bodies, Randgold still kept a generative team in the field during this time to scout for new opportunities, and consequently it has managed to continue extending its three footprints: in Eastern Senegal/Western Mali; Southern Mali and the Northern Côte d’Ivoire; and the Congo Craton in Central Africa.
As expected, Kibali has been confirmed as a unique, world-class gold property which already has enormous proven reserves. While one exploration team will work closely with the operational staff to ensure that this known deposit will be developed optimally, a separate greenfields exploration team has been evaluating the large untapped potential within the greater permit area.
“This team has already identified a major NE trending shear zone with gold in soil anomalies running across the permit area for more than 30 kilometres,” says group exploration manager Paul Harbidge. “This style of mineralisation is akin to that in West Africa and contrasts with the shallow dipping thrust hosted mineralisation at the main KCD deposit and points to a very exciting new set of opportunities. Two priority targets are already being tested: Zambula in the south and Kalimva in the north.”
Zambula is a plus five kilometre north-south gold in soil anomaly with a core of values above 400ppb and rock sample grades up to 8g/t. Reconnaissance drilling is expected to be completed in Q4. Kalimva was once worked back in the colonial era. It is a plus two kilometre long NE trending soil anomaly, and initial rock chip sampling has returned an average grade of 2.9g/t.
“We’re developing a well-structured resource triangle for Kibali and the focus now is on identifying further targets and driving them up the value curve. Clearly, there is an enormous potential here for more multi-million ounce discoveries and our aim over the longer term is to expand our footprint beyond the permit area and into the region,” says chief executive Mark Bristow.
In West Africa, meanwhile, the knowledge gained from Yalea, Gounkoto and their satellites - notably the discovery that Yalea and Gounkoto are hosted by the same structure — has strengthened Randgold’s conviction that this area is potentially a major gold field. With field activities now starting again, a significant number of new targets are being generated while existing ones such as Faraba are being revisited in the light of the new knowledge.
With the Côte d’Ivoire returning to normality, the exploration teams are stepping out beyond the Tongon mine area and into a portfolio of permits covering some 7 000km2 and including some of Africa’s most underexplored greenstone belts. The expertise gained at Loulo and Gounkoto is directly exportable to this region, giving the exploration drive a head start.
In Senegal, Randgold is continuing its strategy of hunting for non-refractory ounces to supplement the 3 million ounce Massawa discovery, and five targets have been prioritised for a first round of drilling in Q4.
“There are already indications that Massawa could be part of a big gold system. We have a good understanding of the metallurgy and the more we add layers of knowledge, the more viable Massawa will be. If the proposed hydropower project in the region becomes a reality, it will give Massawa an enormous boost,” says Harbidge.
Adds Bristow: “Exploration success remains the key driver of Randgold’s growth. With our geologists continuing to pump exciting new prospects into our pipeline, we’re well set to maintain our momentum.”
BUILDING AN UNDERGROUND CAPACITY CAPABLE OF OPERATING IN SUB-SAHARAN AFRICA
Randgold Resources started life as an explorer, then expanded into open-pit mining and is now also evolving into an operator of large, high-grade underground mines. The journey has not always been a smooth one but, says chief executive Mark Bristow, Randgold is pre-eminently a learning company, which successfully applies the lessons it takes away from its occasional setbacks.
“We made mistakes at Syama but we learned a lot from them, and that equipped us to build Morila. Similarly, we’ve also stubbed our toes at the Yalea underground development but we are busy fixing the problems and have been able to already apply some of this experience profitably at Gara, which has given us fewer challenges so far,” says Bristow.
“Yalea was our first underground venture and it has taken us a while to find the best business model for its development. The challenges inherent in the project were compounded by that fact that Mali had no history of underground mining and consequently lacked the necessary skills and resources. “Although we contracted out the development, it soon became clear that we needed to change our own approach to managing underground capital projects”.
In line with this decision, Ted de Villiers was appointed group general manager, mining. Armed with 37 years of mining experience, mostly underground, de Villiers set about assembling the necessary core skills, building strong underground management teams at Yalea as well as Gara, and developing good relationships with key contractors and consultants.
Going back to the original feasibility study, the team has also reviewed the two underground projects carefully in the light of the lessons that had been learned, and is now in the process of constructing a mining and development strategy appropriate to these orebodies. In this he is complemented by the recently appointed Loulo operations manager George Lawrie, a mining engineer with 35 years of underground experience, and underground mine manager Mamou Toure, also a highly experienced mining engineer, as well as Jean Mitchell, the technical and planning manager, and Adarkwa Boakye the underground mineral resources manager for Loulo and Gara. Both Jean and Mamou have been at Loulo since the beginning of the Yalea development, then Mamou moved across to head up the Gara project before being appointed leader of both underground teams, with the focus on uplifting the Yalea underground department.
The Yalea development has now reached the high-grade ‘purple patch’, which will be a key driver of value for Loulo, while Gara plans to produce its first ore from stopes in the fourth quarter.
“The challenge now is to refine the plans and designs, improve efficiencies and achieve maximum flexibility,” says chief executive Mark Bristow. “Then it’s on to Kibali.”
Bristow says Kibali will take Randgold to another level. Like Yalea and Gara it will have declines but its design also includes a vertical shaft. Randgold’s development strategy combines easy and early access with flexibility, and makes optimal use of mechanised methods.
“Unlike Mali, the DRC has substantial in-country underground mining expertise on which we’ll be able to draw, so team-building will be easier. In addition, we have, through Rodney Quick’s Projects and Development Team, expanded our corporate skills and knowledge base, as well as our relationships with skills partners and consultants, to support the development of a major underground mine. All in all, we’ve paid our dues and we’re more than ready for this challenge,” said Bristow.
BOARD STRENGTHENED
Andrew (Andy) J Quinn has joined the board as an independent non-executive director and a member of the audit committee.
Mr Quinn, 57, is retiring as head of mining investment banking for Europe and Africa at CIBC. With a BSc (Hons) in Mineral Exploitation (Mining Engineering) from Cardiff University, he began his career in Anglo American’s gold division, holding various management and technical positions in South Africa and Australia, before joining Mining Journal in 1982 as editor of its gold publications. In 1984 he entered the financial services industry at James Capel (later HSBC Investment Banking), thereafter joining CIBC in 1996. With his appointment to Randgold’s audit committee, Dr Kadri Dagdelen will resign as a member of that committee and join the company’s Governance and Nomination Committee.
PRESIDENT OPENS NEW RANDGOLD MINE IN CÔTE D’IVOIRE
The Honourable Alassane Ouattara, President of Côte d’Ivoire, officially opened Randgold Resources’ new Tongon gold mine in the north of the country on 24 October 2011. Also at the ceremony were the Minister of Mines, Oil and Energy, Adama Toungara, a number of ambassadors and senior government officials from the Côte d’Ivoire as well as Mali and the DRC, and representatives of Randgold’s international and African business partners.
The mine poured its first bar of gold in October last year, on time and on budget despite the unrest which followed the disputed outcome of the presidential election in the country at that time. Profitable from its first quarter, it has since produced more than 250 000 ounces of gold and recently commissioned its hard rock crushing circuit.
Speaking at the ceremony, Randgold chairman Philippe Liétard said the successful development of Tongon was a tribute to the company’s partnership philosophy and its long-term vision.
“We nurtured the Tongon project for 13 years because we could see this country’s great potential and had faith in its people’s ability to establish an environment in which that potential could be realised. That gave us the confidence to invest some US$400 million in developing what is now Côte d’Ivoire’s largest hard-rock gold mine, and with it a wide range of economic opportunities,” he said.
Also at the ceremony, chief executive Mark Bristow said Tongon did not represent the limit of Randgold’s ambitions in Côte d’Ivoire.
“As far as we are concerned, Tongon is only the start. Even as I speak here today, our exploration teams are stepping out beyond the mine area and into our portfolio of permits covering some 7 000km2 elsewhere in the country, which includes some of Africa’s most underexplored greenstone belts. Randgold has already come a long way with the Côte d’Ivoire; together, we may achieve even more on the road ahead,” he said.
“The Tongon mine is a first step toward our ambition to turn mining into a key sector in the economic and social development of Côte d’Ivoire,” President Ouattara told the crowd of hundreds during the opening ceremony. “The mining sector could create tens of thousands jobs.” Mines Minister Toungara added it was time the country took advantage of mineral projects to become a leader in West Africa.
NEW TRUCK FLEET ARRIVES AT GOUNKOTO
Eleven custom built 50 tonne trucks arrived at Gounkoto in September to haul ore to the Loulo plant, some 30 kilometres away. The dedicated fleet will greatly reduce the cost per tonne of ore delivered to Loulo as a result of the trucks’ large hauling capacities and efficient fuel consumptions.
The Volvo FMX 10x4 tipper trucks were purpose-built for the mine by BAS Volvo Trucks in the Netherlands, modified to include fifth axles and customised trays with innovative hardox 500 bottom ware plate systems. Three further trucks have been ordered, bringing Randgold’s total investment in the fleet to US$4.2 million.
Veteran rallycross and Dakar rally driver, Jan de Rooy, led the team that drove the convoy of trucks on a three day trip from the Dakar port to the Gounkoto mine. He also ceremonially hauled the first ore in one of the new trucks to the Loulo plant. Local Senegalese partner Lamine Gueye, of CSTTAO, assisted with the considerable logistics involved in the trip.
KIBALI MAINTAINS TARGET FOR COMMISSIONING IN Q4 2013
The giant Kibali gold project is targeting to commission its gold processing facility in the fourth quarter of 2013, almost two years earlier than originally intended, says Randgold Resources’ chief executive Mark Bristow. Randgold, which is developing the project and will operate the mine, owns 45% of Kibali with AngloGold Ashanti holding another 45% and the DRC parastatal Sokimo 10%.
Addressing the 7th annual IPAD DRC conference in Kinshasa recently, Bristow said that since acquiring Kibali — then known as Moto — almost exactly two years ago, Randgold had moved rapidly to optimise and advance the project, which is expected to become one of the largest gold mines in Africa. This rate of progress, he said, would not have been possible without the support and cooperation of all stakeholders, notably the central and regional governments, the local communities and its partners, AngloGold Ashanti and Sokimo.
“Their enthusiastic participation shows the impact of Randgold’s partnership philosophy, which is designed to ensure that the value created by its operations are shared by all their stakeholders,” he said.
Bristow noted that over the past two years Randgold had achieved all its initial objectives for Kibali and was now proceeding to the construction phase. Among the milestones marking this period were:

•	The updating and optimisation of the original feasibility study, which resulted in a doubling of the reserve to some 10 million ounces.

•	The completion of the public consultation process and the community’s consequent buy-in for the relocation programme.

•	The construction of a new model town, Kokiza, in which 250 families from the first of the 14 affected villages have already been resettled.

•	The completion of the 178 kilometre road from Doko to Aru, which links Kibali to international ports, and other regional and access roads totalling 500 kilometres.

•	The renewal of the mining licences, and the acquisition of four hydropower licences which will form the basis for an affordable power supply.

•	The finalisation of mining and processing strategies, with contractor tenders already being adjudicated and all significant long-lead items secured.

•	The creation of some 1 500 jobs and the promotion of local cottage industries for the supply of materials and the construction of housing.
“Together with our partners, we are expecting to invest around US$1.4 billion, in addition to the acquisition costs, in the development of this project. As we continue to advance our understanding of its geology, we can clearly see that, large as Kibali already is, it still has enormous and as yet undefined potential for more. With the continued commitment of all stakeholders, we are confident that it will grow into a mine that is profitably sustainable over a long life, enhancing the welfare of the north eastern DRC,” Bristow said.
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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.